 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2015

Commission File Number: 001- 36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 4, 2015, Orion Engineered Carbons S.A. (the “Company”) issued a press release announcing its fourth quarter 2014 earnings, a copy of which is attached as Exhibit 99.1 hereto. The press release includes the dial-in information for the earnings call to take place on March 5, 2015. Attached as Exhibit 99.2 are the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company for the years ended December 31, 2014 and 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: March 4, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Earnings Release Fourth Quarter 2014
99.2	Unaudited Pro Forma Financial Statements